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Exhibit 12.1

Young Broadcasting Inc.
Ratio Calculation

	Actual 12/31/1999	Actual 12/31/2000	Actual 12/31/2001	Actual 12/31/2002	Actual 12/31/2003
Fixed Charges
Interest Expense and Bond Premium Amortization	62,980,836	95,842,753	112,753,609	93,546,904	66,033,863
Plus: Amortization of Debt Issuance Costs	4,612,634	4,604,438	4,830,807	2,028,518	2,050,736
Plus: Interest Portion of Rent Expense	643,200	876,600	724,175	720,000	720,000

Total Fixed Charges	68,236,670	101,323,791	118,308,591	96,295,422	68,804,599

Earnings (Loss)
Income (Loss) from Operations	(43,112,944)	(54,729)	(65,195,516)	(62,321,134)	(54,902,846)
Plus: Fixed Charges	68,236,670	101,323,791	118,308,591	96,295,422	68,804,599

Less: Capitalized Interest	—	—	—	—	—

	25,603,726	101,749,062	53,590,560	33,974,288	13,901,753

Earnings (Deficiency) to Fixed Charges	0.37	0.99	0.45	0.35	0.20

	(43,112,944)	(54,729)	(65,195,516)	(62,321,134)	(54,902,846)

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  Exhibit 12.1